FEDERAL INSURANCE COMPANY
Endorsement No.:	8
Bond Number:	81381508
NAME OF ASSURED: STERLING CAPITAL FUNDS

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on January 29, 2018.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 5, 2018

FEDERAL INSURANCE COMPANY

Endorsement No:	9

Bond Number:	81381508

NAME OF ASSURED: STERLING CAPITAL FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

STERLING CAPITAL FUNDS
STERLING CAPITAL BEHAVIORAL LARGE CAP VALUE EQUITY FUND
STERLING CAPITAL MID VALUE FUND
STERLING CAPITAL BEHAVIORAL SMALL CAP VALUE EQUITY FUND
STERLING CAPITAL SPECIAL OPPORTUNITIES FUND
STERLING CAPITAL EQUITY INCOME FUND
STERLING CAPITAL ULTRA SHORT BOND FUND
STERLING CAPITAL SHORT DURATION BOND FUND
STERLING CAPITAL INTERMEDIATE U.S. GOVERNMENT FUND
STERLING CAPITAL TOTAL RETURN BOND FUND
STERLING CAPITAL CORPORATE FUND
STERLING CAPITAL SECURITIZED OPPORTUNITIES FUND
STERLING CAPITAL KENTUCKY INTERMEDIATE TAX-FREE FUND
STERLING CAPITAL MARYLAND INTERMEDIATE TAX-FREE FUND
STERLING CAPITAL NORTH CAROLINA INTERMEDIATE TAX-FREE FUND
STERLING CAPITAL SOUTH CAROLINA INTERMEDIATE TAX-FREE FUND
STERLING CAPITAL VIRGINIA INTERMEDIATE TAX-FREE FUND
STERLING CAPITAL WEST VIRGINIA INTERMEDIATE TAX-FREE FUND
STERLING CAPITAL DIVERSIFIED INCOME FUND
STERLING CAPITAL STRATEGIC ALLOCATION BALANCED FUND
STERLING CAPITAL STRATEGIC ALLOCATION GROWTH FUND
STERLING CAPITAL BEHAVIORAL INTERNATIONAL EQUITY FUND
STERLING CAPITAL STRATTON MID CAP VALUE FUND
STERLING CAPITAL STRATTON REAL ESTATE FUND
STERLING CAPITAL STRATTON SMALL CAP VALUE FUND
STERLING CAPITAL SMID OPPORTUNITIES FUND

This Endorsement applies to loss discovered after 12:01 a.m. on January 29, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 5, 2018